SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                            NorthWestern Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share
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                         (Title of Class of Securities)

                                    668074305
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                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

     This Amendment amends the Schedule 13D filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce (the "Reporting Persons"), dated November 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons dated February 15, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons dated August 17, 2005, as amended by Amendment No. 3 to
Schedule 13D filed by the Reporting Persons dated October 19, 2005 (as amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of NorthWestern Corporation (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings assigned in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 of the Schedule 13D is amended by adding the following disclosure:

     On November 21, 2005, Lehman Brothers Inc. ("Lehman") and the Reporting Persons mutually agreed to terminate Lehman's engagement as Master Fund's financial advisor so that Lehman would be available to advise Black Hills Corporation regarding its proposal to combine with the Issuer in a stock-for-stock merger.

     On November 28, 2005, Master Fund sent a letter to the Issuer, a copy of which is filed with this Amendment as Exhibit H. As described in the letter, Master Fund sent the letter to request a list of the stockholders of the Issuer for the purpose of communicating with its fellow Issuer stockholders on matters relating to their mutual interests as stockholders, including, but not limited to, communicating with the stockholders regarding various proposals to increase stockholder value.

     Notwithstanding the concerns raised in the letter, the Reporting Persons continue to hold the Shares for investment purposes only.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Item 7 of the Schedule 13D is amended by adding the following exhibits.

Exhibit H: Letter from Master Fund to the Issuer dated November 28, 2005.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2005


                              Harbert Distressed Investment Master Fund, Ltd.

                                     By:  HMC Distressed Investment Offshore
                                          Manager, L.L.C.
                                     By:  HMC Investors, L.L.C., Managing Member

                                     By:  /s/ Joel B. Piassick
                                              ----------------------
                                              Joel B. Piassick

                              HMC Distressed Investment Offshore Manager, L.L.C.

                                     By:  HMC Investors, L.L.C., Managing Member

                                     By:  /s/ Joel B. Piassick
                                              --------------------
                                              Joel B. Piassick

                              HMC Investors, L.L.C.

                                     By:  /s/ Joel B. Piassick
                                              --------------------
                                              Joel B. Piassick

                                          /s/ Philip Falcone
                                              --------------------
                                              Philip Falcone

                                          /s/ Raymond J. Harbert
                                              --------------------
                                              Raymond J. Harbert

                                          /s/ Michael D. Luce
                                              --------------------
                                              Michael D. Luce

                                    Exhibit H
                                    ---------


               THE HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.
                         555 Madison Avenue, 16th Floor
                               New York, NY 10022


                                                              November 28, 2005
Northwestern Corporation
125 S. Dakota Avenue, Suite 1100
Sioux Falls, SD 57104-6403

Attention:  Corporate Secretary

Re: Demand for Stockholder List Materials of Northwestern Corporation (the "Company") Pursuant to Section 220 of the Delaware General Corporation Law

Dear Sir:

     As you know, Harbert Distressed Investment Master Fund, Ltd. ("Holder") is both the beneficial and record holder of approximately 8,748,595 of shares of common stock, $0.01 par value per share (the "Shares"), of the Company. Pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, as a record holder of Shares, Holder hereby demands the right during the usual hours of business to inspect and copy the following records and documents (the "Stocklist Materials") no later than 11:00 AM on December 2, 2005, and on a weekly basis thereafter until the inspection may be completed:

     (a) A complete record or list of the holders of the Company's outstanding Shares, certified by the Company or its transfer agent and registrar, showing the names and addresses of each holder of the Company's Shares and the number of Shares registered in the name of each such holder, as of the most recent date available at the time of inspection and, when fixed by the board of directors of the Company, the record date for the 2006 Annual Meeting (the "Annual Meeting") of the Company's stockholders (each, a "Request Date").

     (b) A magnetic computer tape or diskette list or other electronic file of the holders of the Company's outstanding Shares as of each Request Date showing the names, addresses and number of Shares held by each such holder, together with such computer processing data and instructions as are necessary for Holder to make use of such magnetic computer tape or diskette or electronic file, and a separate printout of such magnetic computer tape or diskette or electronic file for verification purposes, if different from the list in (a).

     (c) All daily transfer sheets showing changes in the names, addresses and number of Shares of the holders of the Company's outstanding Shares which are in or come into the possession or control of the Company or its transfer agent or registrar, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of such list through the date of the Annual Meeting.

     (d) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees concerning the names, addresses and number of Shares held by the participating brokers and banks named in the individual nominee names of Cede & Co. and other similar nominees, including respondent bank listings and, to the extent available, Cede & Co. depository listings as of each Request Date.

     (e) A list or lists containing the name, address and number of Shares attributable to any participant in any Company employee stock ownership plan, stock ownership dividend reinvestment plan, or comparable plan of the Company in which voting decisions or decisions concerning tenders of Shares with respect to the Shares held by such plan are made, directly or indirectly, individually or collectively, by the participants in the plan, and a magnetic tape or diskette or other electronic file for such list with the same information as in (b) above.

     (f) All information in or which comes into the Company's possession, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Shares, including an alphabetical breakdown of any holdings in the respective names of Cede & Co., and other similar nominees for the accounts of customers or otherwise.

     (g) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners ("NOBO's") of Shares and a NOBO list and tape or diskette or other electronic file in descending order balance.

     (h) To the extent not already referred to above, any computer tape, diskette or other electronic medium suitable for use by computer or word processor which contains any or all of the information encompassed in this letter, together with any program, software, manual or other instructions necessary for the practical use of such information.

     Holder further requests that modifications, additions or deletions to any and all of the Stocklist Material referred to in paragraphs (a) through (h) above be furnished to Holder on a weekly basis until the date of the Annual Meeting.

     Holder will bear the reasonable costs incurred by the Company (including those of its transfer agent) in connection with the production of the above information.

     The purpose of this demand is to enable Holder to communicate with its fellow Company stockholders on matters relating to their mutual interests as stockholders, including, but not limited to, communicating with the stockholders regarding various proposals to increase stockholder value.

     Holder hereby designates and authorizes Milbank, Tweed, Hadley & McCloy LLP and its respective partners, officers and employees, and any other persons to be designated by Holder, acting together, singly or in combination, to conduct, as its agents, the inspection and copying herein demanded.

         Please advise M. Douglas Dunn (telephone: 212-530-5062) or John T. O'Connor (telephone: 212-530-5548) of Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005, not later than November 30, 2005, when and where the items demanded above will be made available to Holder and its designated agents.


         Very truly yours,


HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.
By: HMC Distressed Investment Offshore
       Manager, L.L.C., as its investment manager

/s/Joel B. Piassick
----------------------
By:  Joel B. Piassick
Title:  Vice President

STATE OF ALABAMA          )
                          )  SS.
COUNTY OF BIRMINGHAM      )


Joel B. Piassick, having been first duly sworn according to law, deposes and says that he is a Vice President of HMC Distressed Investment Offshore Manager, L.L.C., the investment manager of Harbert Distressed Investment Master Fund, Ltd., that he is authorized on behalf of HMC Distressed Investment Offshore Manager, L.L.C. to execute the foregoing demand and to make the demand designations, authorizes and representations contained therein and that the facts and statements in the foregoing demand are true and correct.


HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.
By: HMC Distressed Investment Offshore
Manager, L.L.C., as its investment manager

/s/Joel B. Piassick
----------------------
By: Joel B. Piassick
Title:  Vice President



SWORN TO AND SUBSCRIBED
Before me this 28th day of November, 2005

Notary Public: /s/ Deborah K. Hall
               ---------------------

My commission expires:  4/30/06



03773.0003 #621768